Exhibit 99.39

CERTIFICATE OF QUALIFIED PERSON

Richard Mervin Goodwin, P. Eng.

JDS Energy & Mining Inc.

900 - 999 W Hastings Street

Vancouver, British Columbia, V6C 1M3

I, Richard Mervin Goodwin, P. Eng., do hereby certify that:

1.	This certificate applies to the technical report entitled “NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia” with an effective date of January 1, 2024 (the “Technical Report”) prepared for Santacruz Silver Mining Ltd. (the “Issuer”);

2.	I am employed as a Project Manager with JDS Energy & Mining Inc.;

3.	I am a graduate of the University of British Columbia, with a Bachelor of Applied Science, Mining and Mineral Process Engineering, 1984. I have practiced my profession continuously since 1984;

I have spent the last 40 years working on mining operations and projects; where I have performed Project Management, Study Management, Mine Engineering, Executive Management, and consulting for mining operations and projects, including underground narrow vein, base metal and precious metal deposits, and have done extensive work on projects in Latin America;

4.	I am a Registered Professional Engineer in British Columbia (#108470), Yukon (#1472) and NWT and Nunavut (#4089);

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6.	I visited the Caballo Blanco Project from January 30 to January 31, 2023;

7.	I am responsible for Sections 1.1, 1.2, 1.8, 1.9, 1.11, 1.12, 1.13, 1.14, 1.15, 2, 3, 4, 5, 6.1, 12.1, 12.3, 12.5, 15, 16, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 28 of the Technical Report;

8.	I am independent of the Issuer as independence is described in Section 1.5 of NI 43-101;

9.	I have had no prior involvement with the Caballo Blanco Project;

10.	I have read NI 43-101, and confirm that the parts of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101; and

11.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for preparing contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Richard Mervin Goodwin”
Richard Mervin Goodwin, P.Eng
Dated: August 21, 2024